UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number: 0-27374
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: March 31, 1998
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                          Unison HealthCare Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable

                         8800 N. Gainey Center Dr., #245
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            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85258
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Unison HealthCare Corporation (the "Company") previously reported that it continues to experience financial difficulties and has been unsuccessful in its efforts to reduce its cost of capital and operating expenses and provide liquidity. The Company's cashflow shortfalls persist and management is focusing its efforts on improving operations and completing a financial restructuring of the Company. These events have delayed and are expected to continue to delay the preparation of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's quarterly report on Form 10-Q for the three months ended March 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Nir E. Margalit         (602)                 423-1954
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           (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [ ] YES [X] NO

     Annual Report on Form 10-K for the year ended December 31, 1997

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company recorded a pretax loss of $5.0 million for the three months ended March 31, 1998 compared to a pretax loss of $6.1 million in the 1997 first quarter. Revenues decreased 1.9% to $54.7 million due primarily to the disposition of three nursing facilities on March 1, 1997. Wages and related expenses decreased 5.4% to $28.0 million. Other operating expenses decreased 7.0% to $19.5 million. Interest expense increased from $4.7 million in the 1997 first quarter to $5.8 million in the 1998 period due primarily to the sale of $20 million of Senior Notes due 1999 on December 1, 1997, interest penalties on its $100 million of Senior Notes due 2006, and increases in other borrowings.

                          Unison HealthCare Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 1998               By:  /s/ MICHAEL A. JEFFRIES
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                                 Name:  Michael A. Jeffries
                                 Title: President and Chief Executive Officer